UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 4, 2021, Husky Energy Inc. issued a press release announcing that the transaction to combine Cenovus Energy Inc. and Husky Energy Inc. has closed. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: January 4, 2021		GENERAL COUNSEL & SECRETARY

Exhibit A

Transaction to combine Husky and Cenovus closes

Husky Energy is pleased to announce the transaction to strategically combine with Cenovus Energy has closed.

The transaction was completed through a definitive arrangement agreement announced on October 25, 2020 under which Cenovus and Husky agreed to combine in an all-stock transaction. Pursuant to the transaction agreement, Husky common shareholders received 0.7845 of a Cenovus common share and 0.0651 of a Cenovus common share purchase warrant in exchange for each Husky common share. In addition, Husky preferred shareholders exchanged each Husky preferred share for one Cenovus preferred share with substantially identical terms.

Cenovus common shares remain listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the ticker symbol CVE. The Cenovus warrants have been listed on the Toronto and New York exchanges under the ticker symbols TSX: CVE.WT and NYSE: CVE WS. The Cenovus preferred shares Series 1, Series 2, Series 3, Series 5 and Series 7 have been listed on the TSX under the ticker symbols CVE.PR.A, CVE.PR.B, CVE.PR.C, CVE.PR.E and CVE.PR.G. The Cenovus warrants and Cenovus preferred shares are expected to commence trading on the TSX at the opening of market on January 6, 2021 and the Cenovus warrants are expected to begin trading on the NYSE at the opening of market on January 6, 2021. The Husky common shares and preferred shares are expected to be delisted by the TSX at the close of market on January 5, 2021.

The combination creates Canada’s third-largest crude oil and natural gas producer, based on total company production, with about 750,000 barrels of oil equivalent per day of low-cost oil and natural gas production. Cenovus is also now the second-largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 barrels per day (bbls/day). In addition, the company has access to about 265,000 bbls/day of current takeaway capacity from Alberta on existing major pipelines, 305,000 bbls/day of committed capacity on planned pipelines and 16 million barrels of crude oil storage capacity as well as strategic crude-by-rail assets that provide takeaway optionality.

Investor and Media Inquiries:

Leo Villegas, Director, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the expected timing of commencement of trading of the Cenovus warrants and Cenovus preferred shares on the TSX; the expected timing of commencement of trading of the Cenovus warrants on the NYSE; and the expected timing of delisting of the Husky common shares and preferred shares.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including assumptions regarding the Company’s successful implementation of measures to reduce emissions. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated, production volumes provided are gross, which represents the total working interest share before deduction of royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.